Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: James O’Connor / Anthony Burak

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Registration Statement on Form N-2

(File No. 333-224976)

Dear Messrs. O’Connor and Burak:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-224976) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

Legal Comments

1.	Please clarify that adopting the 150% coverage requirement will enable the Fund to double its leverage from the current 200% coverage requirement. On page 29, please also include a second leverage table that describes the effects on NAV of various returns on investment using the same assumptions as the current table, but with senior securities covered at 150%, and cross reference the table when discussing the leverage increase.

Response: The Company has updated disclosure accordingly.

2.	In Risk Factor entitled “Our portfolio companies may, from time to time, be involved in various legal matters, including the currently pending case — Federal Trade Commission v. WV Universal Management, LLC et al., which may have an adverse effect on their operations and/or financial condition,” please provide a succinct plain English summary of the FTC’s claims against WV Universal Management, LLC.

Response: The Company has added the following disclosure:

On October 29, 2012, the Federal Trade Commission (“FTC”) filed a complaint – Federal Trade Commission v. WV Universal Management, LLC (the “Complaint”) – in the United States District Court for the Middle District of Florida (the “Court”). The Complaint alleged that that two related merchants, who were accounts of UPS, and the principals of the merchants, and the independent sales agent who brought the merchants to UPS (collectively, not including UPS, the “Merchant Defendants”), violated the Federal Trade Commission Act and the Telemarketing and Consumer Fraud and Abuse Prevention Act (collectively, the “Acts”) by engaging in various deceptive acts and/or practices in connection with the merchants’ telemarketing of its debt relief and credit card interest rate reduction services. Specifically, among other charges, the Complaint alleges that the Merchant Defendants improperly charged consumers for their services, misrepresented material aspects of their debt relief services to consumers and made outbound calls to persons in violation of one or more of the Acts, including to persons on the Do Not Call Registry.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission June 26, 2018 Page 2

3.	On Page 99, please define the acronym “SMB.”

Response: The Company has revised the disclosure accordingly.

4.	On Page 102, please update the disclosure to reflect that the Company’s securitization notes have received A, BBB, and BBB- ratings.

Response: The Company has revised the disclosure accordingly.

5.	On page 109, please confirm, on a supplemental basis, whether the Company believes that the following statement remains accurate after the amendments to the Dodd-Frank Act: “While many SMBs were previously able to raise debt financing through traditional large financial institutions, we believe this approach to financing will continue to be constrained for several years as continued implementation of U.S. and international financial reforms, such as Basel III, phase in and rules and regulations are promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act.”

Response: The Company has revised the disclosure by removing the reference to the Dodd-Frank Act.

6.	On page 262, please confirm that there is no missing information in the table showing the Company’s outstanding equity awards at 2017 year end.

Response: The Company confirms that there were no outstanding equity awards of the end of the 2017 fiscal year. The Company has revised the disclosure to clarify that zero (0) awards were outstanding as of December 31, 2017.

U.S. Securities and Exchange Commission June 26, 2018 Page 3

Accounting Comments

1.	In the Financial Highlights section, please include the footnote that corresponds to the item entitled “Ratio of expenses to average net assets.”

Response: The Company has updated the footnote that corresponds to the item entitled “Ratio of expenses to average net assets” with the following footnote:

“Annualized for the three months ended March 31, 2018”

2.	On the Senior Securities Table, on the item entitled “Note due 2023,” please reflect the date as of which the amount is shown.

Response: The Company has updated the disclosure accordingly.

3.	On page 280, in the section entitled “Impact on Existing Shareholders Who do Not Participate in an Offering of Common Stock,” please change the figure 983,053 to 928,053.

Response: The Company has revised the disclosure accordingly.

4.	Please explain why UPSW’s financials are unaudited for its 2017 fiscal year. In doing so, please include the Company’s analysis of materiality under Regulation S-X and any specific calculations performed by the Company.

Response: UPSW’s financial statements for 2017 were not audited as they did not meet or exceed the 20% threshold for the investment, asset or income test set forth in Rule 1-02(w) of Regulation S-X. The 20% threshold was met in 2015 and 2016 and audited financials were included as exhibits. It is not anticipated the UPSW will meet the criteria of a significant unconsolidated subsidiary in the future. See 2017 calculation below:

Investment Test:

Investment in UPSW - $80,000,000

Consolidated Assets - $519,611,000

% of Consolidated Assets – 15.4%

Asset Test:

Total Assets of UPSW - $27,443,000

Consolidated Assets - $519,611,000

% of Consolidated Assets – 5.28%

Income Test:

Income from UPSW - $7,100,000

Consolidated Income - $38,914,000

% of Consolidated Assets – 18.25%

U.S. Securities and Exchange Commission June 26, 2018 Page 4

5.	On the Company’s Schedule of Investments, pursuant to footnote 9 of Rule 12-12 of Regulation S-X, please indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs.

Response: The Company acknowledges the Staff’s comments, and will provide such information on a going-forward basis beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018.

6.	On a supplemental basis, please explain why the Company’s Schedule of Investments includes two investments, Advanced Cyber Security Systems, LLC and Titanium Asset Management LLC, that the Company is holding past those investments’ maturity dates.

Response: Advanced Cyber Security Systems is currently in default on its debt obligation to the Company and the maturity date has not been extended. The Company is currently discussing liquidation of its investment in this business. The maturity date for the Company’s investment in Titanium Asset Management was extended to December 6, 2018. The Company will update this disclosure accordingly.

7.	To the extent that the Company holds any restricted securities as defined in Rule 6-03(f) of Regulation S-X, please provide the information required by footnote 8 of Rule 12-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment, and, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will include the disclosure required by footnote 8 to Rule 12-12 to the extent such disclosures are applicable to the Company’s securities.

8.	On a going-forward basis, in the Portfolio Companies table, please ensure that any securities that are non-income producing are identified as such.

Response: The Company acknowledges the Staff’s comment, and notes that the Company has included such information on the Consolidated Schedule of Investments in the Company’s Consolidated Financial Statements. The Company also will include such information in the Portfolio Companies table on a going-forward basis.

9.	In Note 4 – Investments, in the Notes to Consolidated Financial Statements, please explain, on a supplemental basis, why there is contingent consideration with respect to IPM and UCS. Additionally, please detail the Company’s accounting treatment of such contingent consideration, and indicate any relevant U.S. GAAP guidance regarding such treatment.

Response: The investments in both IPM and UCS included earnouts, or contingent consideration, as part of the agreed upon investment price. The Company applies the rules under ASC 805 Business Combinations to account for the contingent liabilities. As such, the Company fair values the contingent consideration liability on a quarterly basis based on the likelihood of the investee meeting certain EBITDA thresholds. The change in the fair value of the contingent consideration liability each reporting period is included in operating expenses in the Company’s consolidated statements of operations.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

U.S. Securities and Exchange Commission June 26, 2018 Page 5

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus